Exhibit 99.1

Estre Ambiental, Inc. Appoints Andreas Gruson
Independent Chairman of its Board of Directors

SÃO PAULO, January 30, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR), the publicly traded parent of São Paulo Brazil based Estre Ambiental S.A., the largest waste management company in Latin America, as measured by disposal capacity, collection volume and market share, today announced the appointment of Andreas Gruson as the independent chairman of its board of directors. Mr. Gruson was a director of Estre Ambiental S.A. since March 2016.

"Andreas has over 20 years’ experience in the global environmental services industry. His strategic vision and insights have been invaluable to Estre and I look forward to working with him and the rest of the board as we execute the company’s strategy to distinguish Estre as the leading waste management enterprise in Latin America and maximize the abundant opportunities ahead.” said Sergio Pedreiro, Chief Executive Officer of Estre.

Mr. Gruson is a partner of Industrial Advisory Services, LLC, a private equity sponsor and operational and strategic advisor to companies in the environmental services industry globally. Mr. Gruson is also an operating partner at H.I.G. Capital Management, LLC and the managing member of EcoPower Solutions, LLC. Since 2014, Mr. Gruson has served as executive chairman of Compology, Inc., a hardware and software company which builds the only dynamic routing and waste volume monitoring system designed specifically for the environmental services industry. Since 2011, Mr. Gruson has been a partner, director and member of the Strategic Planning Committee of Grupo Sala, the leading environmental services company in Colombia. From 2004 to 2007, Mr. Gruson was Chairman and CEO of Regus Industries, LLC, a solid waste logistics and disposal company based in the Northeastern United States. From 1998 to 2003, Mr. Gruson was at UBS where he started and headed the Industrial and Environmental Services investment banking practice. From 1995 to 1998, Mr. Gruson worked in the Industrial Products & Services investment banking group at Deutsche Bank Securities. Mr. Gruson holds a Master of Business Administration from Columbia Business School and a Bachelor’s degree from the University of Pennsylvania. Mr. Gruson is a founding director of Squash Urbano Colombia, a non-profit organization focused on bettering the lives and futures of underprivileged children in Colombia through a rigorous combination of educational tutoring and squash.

About Estre

As announced on December 22, 2017, Estre Ambiental, Inc (“Estre”) is the publicly traded parent company of Estre Ambiental S.A. following the business combination with Boulevard Acquisition Corp II. Estre trades its ordinary shares and warrants on the NASDAQ under the symbols “ESTR” and ESTRW” respectively.

Estre is the largest waste management company in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in seven Brazilian states where approximately 50% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add five additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at
http://www.estre.com.br/en/.

Forward-Looking Statements
This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed business combination. These statements are based on various assumptions and on the current expectations of Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management; those factors discussed in Estre’s prospectus, dated December 8, 2017, under the heading “Risk Factors,” and other documents of Estre filed, or to be filed, with the SEC. These statements speak only as of the date they are made and neither Boulevard nor Estre undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release

Contacts
Investors Relations Team
ir@estre.com.br
+55 11 3709-2358

Media Relations
press@estre.com.br
+55 11 3709-2421